82-34672

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

November 6, 2002

SUPPL

02 NOV 13 AM 10:45

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

November 6, 2002 Interim Results for the half-year ended September 30, 2002

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Enclosure
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:112002
18031915-7.doc

Embargoed to 7.00am 6 November 2002

INTERIM STATEMENT

Electrocomponents plc, the international high-service distributor of electronic, electrical and industrial supplies, today announces its results for the half-year ended 30 September 2002.

The highlights compared to the first half of last year are as follows:

Sales	£365.3m	Down	4.2%
Operating profit*	£46.8m	Down	9.3%
Profit before tax*	£46.3m	Down	6.7%
Earnings per share*	7.6p	Down	6.2%
Dividend per share	5.25p	Up	7.1%
Net debt	£67.2m	Lower by	£24.1m from 30 Sept 2001

* Before amortisation of goodwill.

Bob Lawson, the Chairman commented:

Trading conditions have remained tough in each of our major markets throughout the half year. Sales declined in the UK, reflecting the continued difficulties in manufacturing, but grew in other markets. Our e-Commerce sales grew by 55% over the first half of last year.

We have improved gross margins and managed costs tightly, but our strategic investments and other one-off costs constrained profits. Cash flow was again strong.

Though we see no signs of market recovery in the short term, neither do we see signs of further deterioration. Our confidence in the future is reflected in our decision to increase the interim dividend by 7.1%.

Bob Lawson
6 November 2002

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann / Andy Berry	Flagship Consulting Ltd	0207 886 8440

* Available to 15:00 on 6 November, thereafter 01865 204000.

The results and analyst presentation are published on the Corporate website at http://www.electrocomponents.com.

CHAIRMAN'S STATEMENT

First Half Results

Trading conditions have remained very tough in each of our major markets throughout the half year. In particular our sales to customers in the telecommunications and related manufacturing sectors have continued to drop sharply, offsetting gains made elsewhere. Consequently, Group sales have declined by 4.8% (against the first half of last year, adjusted for trading days and exchange rates) to £365.3m from £381.3m. Profit before tax and amortisation of goodwill fell 6.7% to £46.3m from £49.6m.

The largest fall in sales was in our UK business, which continued to suffer from the loss of long-standing end users as manufacturing companies restructured and downsized. However, our North American business, Allied, recovered to year on year growth as the half year progressed. Our businesses in continental Europe achieved sales growth over the prior year even in weakening markets. Japan substantially increased its growth rate following successful investment in e-Commerce.

We have continued our strategic investment programmes, although as past investments are now generating benefits the impact on current profits is reduced. In this half year the net cost of strategic investments has reduced to £4.7m against £7.4m in the first half of last year. The large e-Commerce investments in Europe made last year have been successful and are now generating incremental sales and profits. Losses in Japan are reducing and losses in China are now small.

However, operating profit includes about £2.8m of one-off costs and provisions relating to a withdrawal from specialised activities in the United Kingdom directed to the telecommunications and related sectors.

Capital expenditure of £15.4m was £9.5m lower than the first half of last year as the peak of our spending on information systems and additional warehouse capacity in Europe has now passed.

Gross margins continued to improve as we had anticipated and were 52.6% in the half year, up 2.5 percentage points on the same period last year. We have also managed our costs tightly, but not by lowering customer service. Customer service is always critical, but is even more important when the market is difficult and our service has remained at very high levels.

The impact of the £16.0m sales decline on gross profit was partly offset by our actions on gross margin and costs so that operating profit (before amortisation of goodwill) declined £4.8m to £46.8m from £51.6m. Operating profit benefited from exchange rate movements by £0.3m. Lower average net debt and lower interest rates reduced the interest charge to £0.5m from £2.0m.

The tax rate of 29.0% (based on profit before tax and goodwill amortisation) is the anticipated rate for this financial year and compares to 29.5% in the first half of last year.

Before amortisation of goodwill, earnings per share declined 6.2% to 7.6p from 8.1p. After amortisation of goodwill the decline was 7.5% to 6.2p from 6.7p.

Working capital has again been kept under firm control and cash flow has been strong. Stocks were £19.9m lower than at the end of the first half of last year with the same stock turn, whilst service levels have been maintained. Since the year end, the cash outflow on stocks has been £4.2m in anticipation of the warehouse moves and systems implementation, but the overall working capital cash flow in this period was an inflow of £2.7m. The conversion of operating profit (before amortisation of goodwill) into operating cash flow remained high at 126%. After lower capital expenditure, free cash flow (from continuing operations) increased by £10.3m from the first half of last year to £28.6m. Net debt declined £24.1m to £67.2m from £91.3m at the end of the first half of last year, though was up from £53.0m at the year end due to the timing of dividend and tax payments.

Though we have not adopted the FRS 17 standard on Retirement Benefits, we did note that on 31 March 2002 our UK defined benefit pension scheme would have had an after tax surplus of £13.6m under FRS 17 rules. Following the decline in equity values and increase in bond yields this surplus would have become a deficit of £16.0m at 30 September 2002. There is no profit impact.

Ian Mason's report provides a more detailed review of the Group's trading.

Interim Dividend

The Board has decided to increase the interim dividend by 7.1% to 5.25p from 4.90p. Although the reported earnings cover for our dividends has been depressed by the trading conditions and the implementation of our investment programmes, the Group's liquidity position and cash generation remain strong. The Board's dividend decisions are based on all these factors together with its assessment of the Group's growth opportunities.

Current Trading

Sales per day across our major markets improved in September and October and are now at similar levels to those at the beginning of the financial year. Japan has shown a distinct increase in sales per day over this period. Year on year monthly sales declines in September and October have been lower than in previous months, but the comparison is influenced by the disruption after the 11 September tragedy last year.

Management continues to be focused on achieving sales improvements driven by our own actions, enhancing gross margins and controlling costs. We are targeting sectors outside our traditional manufacturing heartland in all our major markets and the results are encouraging. These sectors provide considerable long term growth opportunities. Incremental benefits from the e-Commerce investments are now being achieved and are being driven harder. Our warehouse moves and the start of major systems implementations are positive developments to improve future efficiencies which will incur one-off costs of around £2m over the coming months.

Recent leading indicators such as the Purchasing Managers Indices suggest continued weak markets. We do not anticipate improvement in trading conditions in the short term, but nor do we anticipate further deterioration. Our businesses remain well positioned to respond rapidly when the recovery happens and I remain very confident about the medium and long term growth prospects of the Group.

Bob Lawson
Chairman
6 November 2002

CHIEF EXECUTIVE'S STATEMENT

The very difficult trading conditions previously reported have continued through the first half of this year. Our businesses are resilient, but not immune to the economic cycle, and sales in all our major markets have been impacted to some degree. Good year on year growth was achieved in the half year in Japan, mainly due to the successful launch of an upgraded e-Commerce capability. Continental Europe had modest growth, whilst Asia was flat and our businesses in North America and the United Kingdom had lower sales. Overall Group sales declined by 4.8% (against the first half of last year, adjusted for trading days and exchange rates) to £365.3m. A higher gross margin and effective cost control helped offset the profit impact of the sales shortfall.

When and how quickly the major economies will recover from the current downturn is unknown. We will continue to manage the businesses tightly until recovery is evident, but will not do anything that would prejudice their future growth prospects. Investments to support future growth have continued in this half year, including e-Commerce, Japan, information systems and the new German warehouse. Our views on the worldwide growth potential of our businesses remain unchanged.

UK

Sales declined by 9.5% (adjusted for trading days) to £182.1m, which is disappointing though it reflects lower sales in some areas offsetting growth in others. Customers in the manufacturing sectors continue to be under severe pressure as reflected by the depressed manufacturing output levels, whilst their lack of confidence is illustrated by the continued weakness of the Purchasing Managers Index.

The decline in sales to customers in the telecommunications and related sectors continued to be particularly sharp. Our sales have been constrained by continuing and widespread rationalisation programmes in our customers' businesses and by corporate actions to impose strict limits on all spending. These sectors now account for a much smaller part of our sales. We anticipate that the telecommunications and related sectors will face longer term difficulties in the United Kingdom, as production is likely to migrate to other parts of the world even if there is a general recovery. In this half year we have therefore closed some specialised support activities and withdrawn product offers specifically related to these sectors. The one-off costs of these withdrawals amounted to about £2.8m and have been borne as an operational expense: £1.0m has been charged against UK contribution, and £1.8m to Process costs related to stock, property and systems. The withdrawals are expected to be substantially complete by the year end.

There have been positive results from our efforts to grow sales in other areas. Sales to small customers (such as independent contractors) have grown year on year as a result of increased selling, advertising and marketing coverage including, for example, the distribution of 30,000 additional catalogues in September 2002. An intensive outbound telephone selling initiative has been directed through a "nursery" programme to grow the number of new customers acquired each month and, more importantly, to increase the frequency of ordering from these new customers. However, the average order frequency has declined slightly reflecting the loss of customers in manufacturing that have ordered very frequently. Overall customer numbers have been stable through the half year.

Two intensive sales pilots are being conducted on parts of the market where we have lower penetration, but where long term growth prospects are good. The results have been very encouraging with higher than expected customer acquisition rates, though substantive customer development will take time. These activities have made effective use of our expanded sales force, which has also benefited from significant re-training. Such trials will shape future larger scale programmes.

The value of our service and product offer is relevant to maintenance and development engineers across all sectors of the economy: our challenge is to get our message across more widely and more quickly.

e-Commerce plays an important role and through this period the percentage of sales from e-Commerce increased to 12% from 7%, with year on year sales growth of 45%. We believe that there is now good evidence, from our much larger sales base, that part of this growth is incremental.

Despite the sales decline, the profit contribution margin was maintained at the same level as in the first half of last year at 31.4%. The increase in gross margin was an important contributor to this result and was

achieved through careful management of all elements of the relationships with our customers and suppliers, including reducing error rates.

Our UK business is highly profitable and attractive. We remain confident that it will return to significant growth as we penetrate growing sectors and as the negative impact of customer losses in declining sectors reduces.

Rest of Europe

Rest of Europe sales grew by 1.5% (adjusted for trading days and at constant exchange rates) to £106.0m. The larger businesses of France, Germany and Italy had flat sales against the first half of last year reflecting similar market pressures to those in the United Kingdom. Spain continued to grow very strongly across a diverse customer base whilst Scandinavia and Austria also achieved growth. Ireland and Benelux had sales declines reflecting the importance of customers in the technology sectors in their markets. In August the German business suffered as customers contended with the extensive flooding whilst also in the same month the French and Italian businesses had weaker than normal sales as customers took extended holidays: in September business activity returned to more normal levels.

The high investment in e-Commerce last year has benefited our sales across Europe. e-Commerce sales in this region have almost tripled from a year ago and in some businesses e-Commerce sales in the half year were well over 10% of total sales. A significant part of this sales increase is incremental.

We are managing the businesses in the Rest of Europe on a regional basis to accelerate the transfer of sales and marketing best practices. Creating time for the sales and marketing managers of each business to meet and share experience has proved to be a most effective way to share learning and best practice. This region has now taken the lead in evolving a broader marketing strategy for the Group.

Each of the businesses in the Rest of Europe improved gross margins significantly on last year by following actions similar to those in the United Kingdom. This is another example of where we are deploying best practice quickly across businesses.

Our Europe-wide systems development programme has continued and has required significant managerial resources. France will be the first business to implement the system early in the next financial year and preparations have been intensifying through this period and will continue into the second half. Capital expenditure of about £8m was incurred on this project in the half year.

In Germany, preparation for the warehouse relocation to Bad Hersfeld remains on schedule for completion over the Christmas 2002 break and all key staff in the new location have been recruited. Growth in Spain necessitates a new warehouse and preparations for a move are well advanced. One-off expensed costs of these moves, and of the system implementation readiness programme, are likely to be around £2m in the second half.

Despite the difficult sales conditions, and the costs associated with the investments in the business, higher gross margins and tight cost control have improved the contribution margin by 0.7 percentage points to 18.3% from 17.6% in the first half of last year.

North America

Allied's sales in North America declined by 4.7% (adjusted) to £52.7m. This contrasts with a decline of 28.7% in the second half of last year and reflects the unwinding of the electronics cycle. During August Allied returned to year on year sales growth and this has continued. Gross margins improved slightly over the previous year.

The combined economic and electronics downturns in North America have made trading conditions very tough as reflected in a further decline in Allied's average order value through the period. Consequently we have continued to manage tightly in the short term, whilst generating sales growth and also investing in the business for the future. For example, the supplier portfolio has been extended with the addition of 15 important suppliers. The first Allied colour catalogue was also successfully launched in April, including

improved indexing, buyer's guide and a clearer product layout. The development of field sales to support the local sales branches has been extended. Each of these initiatives has been enthusiastically received by the customer base, which has remained stable over the period.

The contribution margin improved 0.3 percentage points to 15.0% from 14.7%.

Japan

Sales have grown by 26.9% (adjusted) to £5.0m. This reflects a sharp acceleration from the 8.1% reported in the second half of last year. A major driver has been the success of the new e-Commerce functionality launched in April 2002, which has grown to provide over 33% of sales in September. Trading through e-Procurement systems with large companies is beginning to demonstrate the potential for driving significant growth and additional initiatives will enhance these opportunities.

Initiatives to improve customer loyalty have been implemented, including the deployment of the new customer "nursery" programme that was developed in the United Kingdom. Since the launch of the programmes, the loyalty of new customers as measured by order frequency has been significantly improved.

The product range in Japan was expanded to 43,000 in March 2002, a 23% increase on a year ago, as we continue to build our position as a broad range industrial supplier to the market, widening the offer from electronic / electrical to maintenance related mechanical products. The new technologies will be sold to existing customers and used to attract new customers.

In anticipation of the growth of the business, the warehouse was relocated in August to a site whose size and location will provide improved customer service.

Losses in the half year reduced to £2.1m from £2.8m in the first half of last year despite the e-Commerce launch costs. The business plans to breakeven at the end of the next financial year.

Rest of World

Sales in the Rest of the World grew by 4.7% (adjusted) to £19.5m.

The main businesses in the Rest of the World segment are in Asia. Asia had flat sales compared to the first half of last year, though the individual businesses had varying growth rates.

Sales in China were flat following several years of high growth. They were impacted by the Chinese government putting in place new product compliance requirements on many categories of imports following their membership of the World Trade Organisation. The disruption resulted in delays in importing products, which affected our ability to meet demand. We believe that these difficulties are temporary. Sales in South Asia were stronger in Singapore, but weak in Malaysia. Australasia returned to good growth, with the deployment of a successful sales effectiveness programme.

A major systems programme is underway across the Asia region with implementation commencing in Spring 2003.

Elsewhere, South Africa achieved strong sales and profit growth.

As in the rest of the Group, gross margins were higher than last year across the region and consequently the contribution margin improved to 6.2%.

e-Commerce Development

e-Commerce has now become a substantial part of the Group's business and a critical means of addressing our customers in each of our businesses. For the Group as a whole, e-Commerce sales in the half year were £35m, up 55% on the first half of last year and representing about 10% of sales. Over the past year significant investments have been made in Europe and, in this half year, in Japan. Development costs

amounted to £2.6m in the first half. Incremental sales and profits are now providing a payback on this investment.

We continue to develop our e-Commerce offer to improve our services to customers and generate more value. Our PurchasingManager™ functionality is now live in Europe with more than 100 customers and driving significant growth in these accounts. PurchasingManager™ is a simple to install, yet powerful, e-Procurement package that reduces customers' transaction costs of trading with RS. In addition, trials of electronic invoicing are underway in the UK and Germany, so that the full transaction can now be concluded over the internet, generating further savings for customers.

Processes

Supply Chain management continued to manage effectively the difficult balance between stock turn and customer service level. Stocks have increased slightly since the year end, to cover the second half warehouse moves and systems implementations, but were £19.9m lower than at the same time last year. Service levels have been at least maintained. Product Management has continued to improve the sales effectiveness of the product offer whilst much work has been put into the future direction of our catalogue and other marketing vehicles. Process costs in total have increased 6.7% to £36.7m from £34.4m due to higher costs of e-Commerce development and the systems projects as well as the costs of the withdrawal from specialist telecommunication support activities in the United Kingdom.

Summary

In a half year that has been difficult, some notable successes have been achieved, not least in e-Commerce. In the short term we are not assuming any improvement in market conditions, but I remain confident in the opportunities for growth available to the Group.

Ian Mason
Group Chief Executive
6 November 2002

GROUP RESULTS

	Note	**6 months to 30.9.2002 (unaudited) £m**	6 months to 30.9.2001 (unaudited) £m	Year to 31.3.2002 (audited) £m
Turnover	1	**365.3**	381.3	759.6
Operating profit				
- before amortisation of goodwill		**46.8**	51.6	108.7
- amortisation of goodwill		**(5.8)**	(6.0)	(12.0)
	1	**41.0**	45.6	96.7
Net interest payable		**(0.5)**	(2.0)	(3.2)
Profit on ordinary activities before taxation		**40.5**	43.6	93.5
Profit before taxation and amortisation of goodwill		**46.3**	49.6	105.5
Taxation on profit on ordinary activities	2	**(13.4)**	(14.6)	(30.6)
Profit on ordinary activities after taxation		**27.1**	29.0	62.9
Interim dividend		**(22.8)**	(21.3)	(21.3)
Final dividend		**-**	-	(47.9)
Retained profit (loss) for the period		**4.3**	7.7	(6.3)
Recognised gains and losses				
Profit on ordinary activities after taxation		**27.1**	29.0	62.9
Translation differences		**(18.7)**	(7.4)	0.5
Total recognised gains and losses		**8.4**	21.6	63.4
Per share information				
Basic earnings per share				
Before amortisation of goodwill	3	**7.6p**	8.1p	17.3p
After amortisation of goodwill	3	**6.2p**	6.7p	14.5p
Dividend per share				
Interim	4	**5.25p**	4.90p	4.90p
Final				11.00p

GROUP BALANCE SHEET

	Note	**30.9.2002 (unaudited) £m**	30.9.2001 (unaudited) (as restated) £m	31.3.2002 (audited) £m
Fixed assets				
Intangible fixed assets - goodwill		**183.2**	207.3	208.5
Tangible fixed assets		**160.8**	145.2	155.9
Investments		**1.8**	0.3	1.3
		345.8	352.8	365.7
Current assets				
Stocks		**137.2**	157.1	135.1
Debtors		**138.3**	149.8	145.4
Investments		**7.0**	-	16.3
Cash at bank and in hand		**2.3**	8.4	5.1
		284.8	315.3	301.9
Creditors: amounts falling due within one year		**(138.3)**	(163.8)	(184.5)
Net current assets		**146.5**	151.5	117.4
Total assets less current liabilities		**492.3**	504.3	483.1
Creditors: amounts falling due after more than one year		**(84.9)**	(78.3)	(60.8)
Provisions for liabilities and charges	6	**(9.3)**	(8.8)	(10.2)
		398.1	417.2	412.1
Capital and reserves				
Called-up share capital		**43.5**	43.4	43.5
Share premium account		**38.2**	36.9	37.8
Profit and loss account		**316.4**	336.9	330.8
Equity shareholders' funds	5	**398.1**	417.2	412.1

GROUP CASH FLOW STATEMENT

	Note	6 months to 30.9.2002 (unaudited) £m	6 months to 30.9.2001 (unaudited) £m	Year to 31.3.2002 (audited) £m
Net cash inflow from operating activities of continuing operations		**59.2**	55.7	156.7
Returns on investments and servicing of finance		**(0.5)**	(2.2)	(3.7)
Taxation		**(14.7)**	(13.8)	(35.2)
Capital expenditure and financial investment				
Additions to fixed assets		**(15.4)**	(24.9)	(47.2)
Purchase of own shares / capital grants / other		**-**	3.5	5.7
Free cash flow of continuing operations		**28.6**	18.3	76.3
Free cash flow of discontinued operations		**-**	4.5	5.3
Total free cash flow		**28.6**	22.8	81.6
Acquisitions		**-**	(0.8)	(0.8)
Equity dividends paid		**(47.8)**	(41.4)	(62.7)
Cash (outflow) inflow before use of liquid resources and financing		**(19.2)**	(19.4)	18.1
Management of liquid resources		**9.7**	6.7	(9.6)
Financing				
Shares		**0.4**	2.0	3.0
Loans		**7.2**	7.7	(18.4)
Decrease in cash	7	**(1.9)**	(3.0)	(6.9)

Reconciliation of operating profit to net cash inflow from operating activities of continuing operations

	6 months to 30.9.2002 (unaudited) £m	6 months to 30.9.2001 (unaudited) £m	Year to 31.3.2002 (audited) £m
Operating profit of continuing operations	**41.0**	45.6	96.7
Amortisation of goodwill	**5.8**	6.0	12.0
Depreciation and other amortisation	**9.7**	10.2	19.5
(Increase) decrease in stocks	**(4.2)**	5.4	29.0
Decrease in debtors	**6.3**	14.7	18.5
Increase (decrease) in creditors	**0.6**	(26.2)	(19.0)
Net cash inflow from operating activities of continuing operations	**59.2**	55.7	156.7

NOTES TO THE INTERIM STATEMENT

1 Segmental analysis		6 months to 30.9.2002 (unaudited) £m	6 months to 30.9.2001 (unaudited) £m	Year to 31.3.2002 (audited) £m
By geographical destination				
Turnover:	United Kingdom	**175.3**	192.8	379.7
	Rest of Europe	**107.7**	102.6	214.4
	North America	**52.4**	57.6	110.0
	Japan	**5.0**	4.2	9.0
	Rest of World	**24.9**	24.1	46.5
		365.3	381.3	759.6
By geographical origin				
Turnover:	United Kingdom	**182.1**	199.7	393.0
	Rest of Europe	**106.0**	100.5	210.7
	North America	**52.7**	57.9	110.5
	Japan	**5.0**	4.2	9.0
	Rest of World	**19.5**	19.0	36.4
		365.3	381.3	759.6
Operating profit:	United Kingdom	**57.1**	62.8	126.2
	Rest of Europe	**19.4**	17.7	40.4
	North America	**7.9**	8.5	15.9
	Japan	**(2.1)**	(2.8)	(4.7)
	Rest of World	**1.2**	(0.2)	0.2
	Contribution – before amortisation of goodwill	**83.5**	86.0	178.0
	Groupwide process costs	**(36.7)**	(34.4)	(69.3)
	Amortisation of goodwill			
	- Allied (North America)	**(5.7)**	(6.0)	(11.9)
	- RS Norway (Rest of Europe)	**(0.1)**	-	(0.1)
		41.0	45.6	96.7

1 Segmental analysis continued		Note	6 months to 30.9.2002 (unaudited) £m	6 months to 30.9.2001 (unaudited) (as restated) £m	Year to 31.3.2002 (audited) £m
By geographical location					
Net Assets:	United Kingdom		**210.6**	229.6	210.6
	Rest of Europe		**68.4**	66.4	67.0
	North America		**28.8**	32.6	29.5
	Japan		**3.9**	4.0	3.5
	Rest of World		**24.7**	27.5	27.1
	Net operating assets		**336.4**	360.1	337.7
	Net debt		**(67.2)**	(91.3)	(53.0)
	Unallocated net assets		**128.9**	148.4	127.4
			398.1	417.2	412.1
Unallocated net assets comprise:					
	Intangible fixed assets:				
	Goodwill - Allied (North America)		**182.4**	206.5	207.7
	Goodwill - RS Norway (Rest of Europe)		**0.8**	0.8	0.8
	Corporate tax		**(22.2)**	(28.8)	(23.0)
	Proposed dividend		**(22.8)**	(21.3)	(47.9)
	Provisions for liabilities and charges	6	**(9.3)**	(8.8)	(10.2)
			128.9	148.4	127.4

2 Taxation on the profit of the Group	6 months to 30.9.2002 (unaudited) £m	6 months to 30.9.2001 (unaudited) £m	Year to 31.3.2002 (audited) £m
United Kingdom taxation	**9.6**	13.7	23.8
Overseas taxation	**3.8**	0.9	6.8
	13.4	14.6	30.6

3 Earnings per share	**6 months to 30.9.2002 (unaudited) £m**	6 months to 30.9.2001 (unaudited) £m	Year to 31.3.2002 (audited) £m
Profit on ordinary activities after taxation	**27.1**	29.0	62.9
Amortisation of goodwill (excluding tax effect)	**5.8**	6.0	12.0
Profit on ordinary activities after taxation and before amortisation of goodwill	**32.9**	35.0	74.9
Weighted average number of shares	**434.7m**	433.8m	434.1m
Basic earnings per share			
Before amortisation of goodwill	**7.6p**	8.1p	17.3p
After amortisation of goodwill	**6.2p**	6.7p	14.5p

4 Interim dividend

The timetable for the payment of the interim dividend is:

Ex-dividend date	18 December 2002
Dividend record date	20 December 2002
Dividend payment date	22 January 2003

5 Reconciliation of movements in shareholders' funds	Note	**6 months to 30.9.2002 (unaudited) £m**	6 months to 30.9.2001 (unaudited) (as restated) £m	Year to 31.3.2002 (audited) £m
Profit for the period		**27.1**	29.0	62.9
Dividends		**(22.8)**	(21.3)	(69.2)
Retained profit (loss) for the period		**4.3**	7.7	(6.3)
Translation differences		**(18.7)**	(7.4)	0.5
New share capital subscribed		**0.4**	2.0	3.0
Net (reduction) addition to equity		**(14.0)**	2.3	(2.8)
Equity shareholders' funds at the beginning of the period	6	**412.1**	414.9	414.9
Equity shareholders' funds at the end of the period		**398.1**	417.2	412.1

6 Restatement: implementation of FRS 19 prior year adjustment

For the 6 months to 30 September 2001 the provision for liabilities and charges has been increased and opening shareholders' funds decreased by £0.5m from the amounts originally reported in the Interim statement for the period. This represents, as included in the accounts for the year to 31 March 2002, the effect of a change in accounting policy for deferred tax as a result of the adoption of FRS 19 Deferred tax.

7 Reconciliation of net cash flow to movement in net debt	**30.9.2002 (unaudited) £m**	30.9.2001 (unaudited) £m	31.3.2002 (audited) £m
Decrease in cash	**(1.9)**	(3.0)	(6.9)
Management of liquid resources	**(9.7)**	(6.7)	9.6
Financing - loans	**(7.2)**	(7.7)	18.4
Change in net debt relating to cash flows	**(18.8)**	(17.4)	21.1
Translation differences	**4.6**	1.6	1.4
Movement in net debt for the period	**(14.2)**	(15.8)	22.5
Net debt at the beginning of the period	**(53.0)**	(75.5)	(75.5)
Net debt at the end of the period	**(67.2)**	(91.3)	(53.0)
Net debt at the end of the period comprises:			
Cash at bank and in hand	**2.3**	8.4	5.1
Overdrafts	**(1.0)**	(1.0)	(1.9)
Current instalments of loans	**(25.0)**	(28.6)	(19.7)
Loans repayable after more than one year	**(50.5)**	(70.1)	(52.8)
Current asset investments	**7.0**	-	16.3
	(67.2)	(91.3)	(53.0)

8 Principal exchange rates	**6 months to 30.9.2002**	6 months to 30.9.2001	Year to 31.3.2002
Average for the period			
United States Dollar	**1.51**	1.43	1.43
Euro	**1.59**	1.63	1.63
Japanese Yen	**186**	175	180
	30.9.2002	30.9.2001	31.3.2002
Period end			
United States Dollar	**1.57**	1.47	1.42
Euro	**1.59**	1.61	1.63
Japanese Yen	**191**	175	189

9 Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards, using the accounting policies set out in the Annual Report for the year ended 31 March 2002.

The financial information included in this document does not comprise statutory accounts within the meaning of Section 240 of Companies Act 1985. The statutory accounts for the year to 31 March 2002 have been filed with the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. The interim financial information is unaudited but has been subject to a limited review by KPMG Audit Plc.

Independent review report by KPMG Audit Plc to Electrocomponents plc

Introduction

We have been instructed by the Company to review the financial information which comprises the Group results, Group balance sheet, Group cash flow statement and Notes 1 to 9 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

KPMG Audit Plc
Chartered Accountants
London
6 November 2002